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For Release December 12, 2001


                                 [Legends: Filed by: Conestoga Enterprises, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Conestoga Enterprises, Inc.
                                                  (Commission File No. 0-24064)]


Contacts:  Conestoga Enterprises, Inc.
           Albert H. Kramer, President
           (610) 582-6204

                    Conestoga Enterprises, Inc. Acknowledges
                    Lynch Interactive Press Release and Letter

December 12, 2001: Conestoga Enterprises, Inc. (NASDAQ: CENI) acknowledged the press release issued by Lynch Interactive Corporation today and the receipt of the letter referred to therein. In the press release and letter sent to Conestoga, Lynch indicated that it would be prepared to offer, subject to certain conditions, to acquire Conestoga for $33.00 per share in cash, less any breakup fees that would be due to D&E Communications, Inc. As previously disclosed, Conestoga and D&E are parties to a definitive merger agreement pursuant to which CENI would be acquired by D&E for $33.00 per share consisting of a mixture of cash and D&E stock.. Conestoga will review Lynch's unsolicited indication of interest in light of Conestoga's obligations under the definitive merger agreement with D&E.


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D&E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the
Securities and Exchange Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.